FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



GOLD FIELDS

MEDIA RELEASE

Craig Nelsen to leave Gold Fields

Johannesburg, May 30, 2007: Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) said today that Craig Nelsen, its Executive Vice President and Head of Exploration would be leaving the Group to establish a new business venture in Denver, Colorado of which he will be CEO.

Craig joined Gold Fields in April 1999 and was appointed as Executive Vice President in April 2002. He was based in Denver, but travelled the world in pursuit of exploration assets for Gold Fields.

Ian Cockerill, Chief Executive of Gold Fields said: "It has been great working with Craig over the past eight years and I thank him for his exceptional work in exploration which has been of enormous benefit to Gold Fields.

"I wish Craig well in his future endeavours. We will be announcing his successor in the near future."

ends

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 May 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs